SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MOLDFLOW CORPORATION
(Name of Subject Company)
MOLDFLOW CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
608507109
(CUSIP Number of Class of Securities)
A. Roland Thomas
President, Chief Executive Officer and
Chairman of the Board of Directors
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701
(508) 358-5848
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stuart M. Cable, Esq.
James A. Matarese, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Final Transcript
Thomson StreetEventssm
Conference Call Transcript
ADSK — Autodesk to Acquire Moldflow Conference Call
Event Date/Time: May. 01. 2008 / 2:00PM PT

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
CORPORATE PARTICIPANTS
David Gennarelli
Autodesk — Director, IR
Carl Bass
Autodesk — President and CEO
Roland Thomas
Moldflow — President and CEO
CONFERENCE CALL PARTICIPANTS
Woo Jin Ho
Merrill Lynch — Analyst
Sasa Zorovic
Goldman Sachs — Analyst
Perry Huang
UBS — Analyst
Vic Chermani
Lehman Brothers — Analyst
Andrew Matorin
Bear Stearns — Analyst
Barbara Coffey
Kaufman — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Autodesk To Acquire Moldflow Corporation Conference Call. My name is [Stacey], and I will be your moderator for today.
(OPERATOR INSTRUCTIONS.)
As a reminder, this conference is being recorded for replay purposes.
I would now like to turn the presentation over to your host for today’s call, Mr. David Gennarelli, Director of Investor Relations. Please proceed, sir.
David Gennarelli — Autodesk — Director, IR
Thank you, and good afternoon. Thank you for joining our call to discuss Autodesk’s announcement of a definitive agreement to acquire Moldflow.
Joining the call today are Carl Bass, President and CEO of Autodesk, and Roland Thomas, President and CEO of Moldflow.
Today’s call is being broadcast live through an audio Webcast. In addition, a replay of the call will be available until May 8th, 2008 by Webcast on our website at autodesk.com/investor.
During the course of this conference call, we will make forward-looking statements that involve risks and uncertainties, including statements regarding completion of the acquisition, the expected impact and benefits of the acquisition, our guidance for the second quarter of fiscal 2009

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
and for full-year fiscal 2009, and the future performance of Autodesk. We caution you that such statements reflect our best judgment, based on factors currently known to us, and that actual events or results could differ materially.
Factors that could cause actual results to differ materially include the following — costs related to the proposed acquisition, the risk of failing to obtain any regulatory approvals or satisfy conditions to the acquisition, the risk that the transaction will not close or that closing will be delayed, the risk that our respective businesses will suffer due to uncertainty related to the transaction, difficulties encountered in the integrated merged businesses, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the acquisition, and whether the companies can successfully develop new products or modify existing products and the degree to which these gain market acceptance.
Further information on potential factors that could affect our respective businesses and financial results are included in Autodesk’s and Moldflow’s filings with the SEC, including Autodesk’s report on Form 10-K for the year ended January 31, 2008 and Moldflow’s report on Form 10-K for the year ended June 30, 2007, and form 10-Q for the quarters ended September 30 and December 31, 2007, respectively, which are on file with the SEC. These documents contain and identify important risks and other factors that may cause actual results to differ from those contained in the forward-looking statements.
The forward-looking statements made during the call are being made at the time of this call. If the call is replayed or otherwise reviewed after that time and date of its live presentation, even if it’s subsequently made available by Autodesk on its website or otherwise, the information presented during this call may not contain current or accurate information. There can be no assurance that the acquisition or other transactions will be consummated.
Autodesk disclaims any obligation to update or revise any forward-looking statements based on new information, future events or otherwise. In adherence with the Regulation Fair Disclosure, Autodesk will provide quarterly information and forward-looking guidance in its quarterly financial results press release and this publicly announced conference call. We will not provide any further guidance or updates or performance during the quarter unless we do so in a public forum.
And at the request of our lawyers, I have some additional information to state specifically related to the proposed acquisition of Moldflow. The tender offer for outstanding common stock of Moldflow has not yet commenced. This call is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Moldflow common stock will be made only pursuant to an offer to purchase and related materials that Autodesk intends to file with the SEC on Schedule TO.
Moldflow also intends to file a Solicitation Recommendation Statement on Schedule 14D-9 with respect to the offer. Moldflow’s stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Moldflow’s stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at sec.gov, from Autodesk,with respect to documents filed by Autodesk with the SEC, or from Moldflow, with respect to documents filed by Moldflow with the SEC. Stockholders and other investors are urged to read carefully these materials prior to making any decision with respect to the offer.
And now, I’d like to turn the call over to Carl Bass.
Carl Bass — Autodesk — President and CEO
Good afternoon, everyone, and thank you for joining us on short notice. We’re very excited to announce that Autodesk has signed a definitive agreement to acquire Moldflow, a leading provider of simulation software used to optimize the design of injection-molded plastic parts and molds.
The plastics market represents a tremendous opportunity. It’s the fourth largest manufacturing industry in the U.S., at over $320 billion and growing quickly. Their software solutions allow designers to predict and optimize how plastic components will perform during each phase of the design and manufacturing process.
Today, customers use Autodesk technologies to create digital models and workflows, allowing them to experience their ideas before they are real. This means customers can explore many design alternatives and make early improvements to the way their projects and products will look and behave. Companies rely on Autodesk for the tools that visualize, simulate and analyze real-world performance early in the design process to foster innovation, enhance quality, and save time and money.

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Last week at our Investor Day in New York, Buzz Kross, our Manufacturing Solutions division leader, spoke to you about the importance of digital prototyping in today’s manufacturing world, as well as growth opportunities in the computer integrated manufacturing space. Digital prototyping gives manufacturers the ability to virtually explore a complete product before it is built so they can create, validate, optimize and manage designs from the conceptual design phase through the manufacturing process. By using a digital prototype, manufacturers can visualize and simulate real-world performance of the design with less reliance on costly physical prototypes, thereby improving cost and time to market, which increases competitive advantage and reduces environmental waste.
The addition of Moldflow will improve our ability to provide robust simulation capabilities to our digital prototyping tools. This acquisition will allow us to make analysis capabilities for plastics manufacturing available to a broad base of manufacturing customers who want to embrace digital prototyping.
In summary, the combination of solutions will enable Autodesk to provide suppliers in the automotive, electronics, healthcare and consumer products markets with a fully digital development process for plastic injection part and mold design. Moldflow’s plastic simulation expertise and Autodesk’s design innovation technologies together will allow designers to make even more informed decisions about the manufacturability and quality of their digital prototypes earlier in the design process. Digital prototyping gives manufacturers the ability to reduce cost and shorten time to market, leading to a greater competitive advantage, as well as production of a more sustainable product.
Now, I’d like to turn the call over to Moldflow’s President and CEO, Roland Thomas, for a few words.
Roland Thomas — Moldflow — President and CEO
Thank you, Carl, and good afternoon.
Let me begin by saying how excited we are to be joining such a world-class organization. Moldflow’s simulation technologies will further enhance Autodesk’s leadership in digital prototyping by providing elements such as plastics material libraries and optimization. We believe we will generate strong synergies by combining our incredible teams, market-leading products, our customers and our shared goals of providing the industry’s best manufacturing design solutions.
We look forward to building on our respective strengths to further enhance our position in the market.
In addition to the value this transaction brings to our shareholders, I and the Board of Directors of Moldflow believe this combination provides enhanced opportunities for our staff and the opportunity for an even better, more strategic relationship with our customers. We plan to leverage this great opportunity to introduce our customers to the broad range of Autodesk manufacturing and design product, and to take advantage of Autodesk’s worldwide channel and manufacturing customer relationships. I’m personally very energized about the opportunity to work with Carl, Buzz and the team at Autodesk. By joining forces and building upon Autodesk’s existing strengths in digital prototyping, we can best realize our shared vision of making digital prototyping a standard practice for all manufacturers.
Now, I’ll turn back the call over to Carl.
Carl Bass — Autodesk — President and CEO
Thanks, Roland.
Before we address your questions, I will walk through a brief summary of the transaction details and a description of how Moldflow will be initially structured within Autodesk, as well as an update on the expected impact this transaction will have on our financial results.
The value of this transaction equates to $22 per share, or approximately $297 million, less the amount of Moldflow’s cash balance as of the closing dates and proceeds from option exercises. That equates to a premium of approximately 36% over Moldflow’s 90-day average closing price. Moldflow had approximately $90 million in cash and marketable securities on their balance sheet.
We plan to pay for the transaction in cash, and, if necessary, we’ll draw on our available line of credit for a portion of the purchase price. This acquisition will be accounted for under purchase accounting rules, and is subject to customary closing conditions, including U.S. Hart-Scott-Rodino and other regulatory approvals. The transaction is expected to close during the second calendar quarter of 2008.

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
As Moldflow is a public company, their financial statements are on file with the SEC. However, I’d like to provide some summary financial information to put this transaction in context. In Moldflow’s fiscal year ended June 30th, 2007, revenues from continuation operations were $56 million, an increase of 14% over the prior fiscal year. During their fiscal 2007, Moldflow’s diluted EPS from continuing operations were $0.73 GAAP and $0.89 non-GAAP. Moldflow’s FY 2007 operating margins from continuing operations were 13% GAAP and 17% non-GAAP.
Now I’ll cover the financial impact of this transaction on Autodesk’s future results. As we discussed last week at our Investor Day event, the underlying strength of Autodesk’s business remains strong. Absent the impact of this acquisition, we’re not changing any of our previously issued guidance.
However, we do expect to record certain charges as a result of the acquisition, including an $11 million write-down of Moldflow’s deferred revenue balance due to purchase accounting rules and a $14 million write-down of Moldflow’s in-process R&D, or IPR&D. In addition, at the time of closing, Moldflow’s unvested stock will become fully vested, and approximately $14 million is included in the purchase price related to this vesting.
We are losing a fair amount of deferred revenue in the second quarter due to the purchase accounting rules I just discussed. As a result, we are not modeling any significant revenue contribution from Moldflow for the second quarter of our fiscal 2009. For the full-year fiscal 2009, we are modeling Moldflow’s revenue contribution at approximately $30 million after the write-down of $7 million of deferred revenue. Assuming the acquisition is completed in the second calendar quarter of 2008, Autodesk expects this transaction to be dilutive to our GAAP diluted EPS by between $0.07 and $0.08 in the second quarter of fiscal 2009. We expect this transaction to be dilutive to non-GAAP diluted EPS by between $0.01 and $0.02 in the second quarter of fiscal 2009, which includes $16 million related to the write-off of IPR&D and amortization of acquisition-related intangibles.
This transaction is expected to decrease Autodesk’s GAAP diluted EPS by approximately $0.10 in fiscal 2009. On a combined basis, the company expects GAAP diluted EPS of between $1.70 and $1.80. We expect no impact to non-GAAP diluted EPS for fiscal 2009. Moldflow’s impact on Autodesk’s non-GAAP diluted EPS excludes $1 million in stock-based compensation expenses and $22 million related to the write-off of IPR&D and amortization of acquisition-related intangibles.
On a combined basis, the company is maintaining its previously provided non-GAAP diluted EPS outlook of between $2.20 and $2.30, which excludes $0.29 related to stock-based compensation expense and $0.20 for the amortization of acquisition-related intangibles and the write-off of acquired IPR&D. Excluding the expected write-down of deferred revenue, this acquisition would be accretive to non-GAAP earnings for fiscal 2009. And while Moldflow generates operating margins below ours, we believe we will be able to achieve both cost and revenue efficiencies over time, and we expect that we’ll reach an operating margin run rate that allows Autodesk to reach its operating margin targets in fiscal 2010.
From an operating perspective, once the acquisition is finalized, Moldflow will operate as a dedicated team within Autodesk’s Manufacturing Solutions division, led by Buzz Kross. Moldflow’s R&D, sales, services and marketing teams will remain largely intact. This should minimize any disruption to the market momentum Moldflow has established. We expect no disruption to Autodesk’s channel and direct sales organization.
So, again, we’re very excited about combining our very complementary technologies and the resulting expansion of our product portfolio. We think our customers will be excited, too.
Now, I’d like to ask the operator to open the call up for questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS.)
Jay Vleeschhouwer with Merrill Lynch.
Woo Jin Ho — Merrill Lynch — Analyst

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Hi, this is Woo Jin Ho for Jay.
Carl, why is it compelling to make such a sizeable acquisition and use so much of your cash in the manufacturing sector, especially when your growth prospects in the other verticals, such as infrastructure, are arguably better?
Carl Bass — Autodesk — President and CEO
So, I would say, I think by far our biggest proven opportunity is in manufacturing. It is the largest established total available market out there. We have the best prospects. I think if you look at all the factors in the market, you know, in some ways gravity is on our side. You look at how hardware’s moving, where the software landscape’s growing. We have competitors whose businesses are growing in the low single digits, if you want to be charitable about it. And our business has grown in the 25% to 35%. I consider that a really compelling opportunity.
And while I like the opportunity in some of our other markets, many of those markets are yet to be established, so we need to do the pioneering work of making those into markets. This is already an established market. This is a market-leading technology. And we think it holds great prospects. I think it also fills a niche as part of the portfolio of really delivering on digital prototyping. And so, while many of our competitors in manufacturing are busy thinking the answer is PLM or something like that, we believe it’s in fundamentally changing the way people do product development, and that’s what this is about.
Woo Jin Ho — Merrill Lynch — Analyst
Okay, got it.
Secondly, you did mention PLM. What are ...
Carl Bass — Autodesk — President and CEO
I hate myself.
Woo Jin Ho — Merrill Lynch — Analyst
Excuse me?
Carl Bass — Autodesk — President and CEO
I hate myself for doing it, but I did.
Woo Jin Ho — Merrill Lynch — Analyst
Okay.
So, what are the implications of this acquisition for Autodesk need to get into more robust data management and workflow capability?
Carl Bass — Autodesk — President and CEO
So, I think this just continues the same focus we have compared to everybody else, which is we think engineering, product design, conceptual design are the key parts of the market. We believe in the strategy we’ve been pursuing around data management. We have less belief in what others refer to as the PLM market, and we’re happy for others to chase that. So, we very much like what we’re doing here, and we think it’s important.

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
I think plastic is a really important growing part. When you look at the growth, you look at where the business is, it’s in emerging economies. You see a big market in Asia for it. You see the introduction of lightweight, stronger materials as being important as people reach out to do things in more sustainable, energy efficient ways. We think plastics, to kind of paraphrase from the film, is where the future is. And we think it’s a really important market. And so, we will continue to focus design creation engineering and provide appropriate tools for work groups to do data management and workflow.
Woo Jin Ho — Merrill Lynch — Analyst
Okay.
And one last one from me. Could you share with us Moldflow’s direct-indirect mix? And how, Carl, are you able to leverage your distribution channel to scale up the Mold business?
Carl Bass — Autodesk — President and CEO
So, I don’t have the exact breakdown on indirect-direct. Maybe Roland can answer that, and then I’ll answer the rest of the question.
Roland Thomas — Moldflow — President and CEO
Sure.
Moldflow is primarily direct. About 15% of our revenue comes from an indirect channel in certain geographies, 85% through our direct operations in operating through about 15 countries.
Woo Jin Ho — Merrill Lynch — Analyst
Great.
Carl Bass — Autodesk — President and CEO
I think — and so, what I would say about it is this kind of fits into some of the stuff we outlined last week, this path to volume idea. We think this is a technology that’s been appropriately sold as a direct sale. We think we can broaden the distribution through more direct sales. But, over a period of time, we think this will be a perfect complement to what we already have in the portfolio that we take to market through indirect distribution.
Woo Jin Ho — Merrill Lynch — Analyst
Great. Thank you.
Carl Bass — Autodesk — President and CEO
You’re welcome.
Operator
Sasa Zorovic with Goldman Sachs.
Sasa Zorovic — Goldman Sachs — Analyst

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Thank you.
Could you sort of clarify when you, last week, talked about the 15% top line growth CAGR? That does or does not include acquisitions specifically? Does not, correct?
Carl Bass — Autodesk — President and CEO
Correct.
Sasa Zorovic — Goldman Sachs — Analyst
Okay.
Now, secondly on Moldflow, what is the percentage, the domestic versus international of revenue, and then also what are the ASPs?
Carl Bass — Autodesk — President and CEO
So, let me let Roland answer that question — both questions.
Roland Thomas — Moldflow — President and CEO
Sure.
Our revenue distribution, if you look back into — certainly into recent times, has ended to about 17% operating out of the Americas, about 45%, 46% operating out of the Greater Asia-Pacific region, and the balance is coming out of Europe.
If you look back a little earlier, you would have found it was about a third, a third, a third, but that trend has been changing with the shift that everyone’s identified with where manufacturing, and consequently design for manufacturing’s been done.
As far as ASP’s concerned, we have a range of different product lines. But, our leading product line typically has transactional value that may start in the $30,000 range and typically sit in the $50,000, $60,000 range. And the other product line that we have, which we’re going through the differences that it’s had an impact at a later call, has prices that start in and around $5,000, but typically a $20,000 transaction.
Sasa Zorovic — Goldman Sachs — Analyst
Thank you very much.
Operator
Heather Bellini with UBS.
Perry Huang — UBS — Analyst
Hi, this is [Perry Huang] for Heather. Could I just confirm the revenue contribution assumptions you had previously stated? I think you had mentioned no meaningful contribution to fiscal 2Q and, for fiscal year ‘09, $30 million total after a write-down of $7 million of deferred?
Carl Bass — Autodesk — President and CEO
You got it exactly right.

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Perry Huang — UBS — Analyst
Okay.
Carl Bass — Autodesk — President and CEO
Yes. So, because of the deferred revenue write-down in Q2, virtually none, $30 million for the total year. There’s the $7 million of deferred revenue write-down. So, I think you hit it exactly on the head.
Perry Huang — UBS — Analyst
Great. Thank you.
Operator
[Vic Chermani] with Lehman Brothers.
Vic Chermani — Lehman Brothers — Analyst
Yes, hi.
Carl, just wanted to clarify. So, you’re talking about $30 million in revenue for the second half. If I look at the K and the guidance for Moldflow, it looks like it’ll be about a $60 million business for calendar ‘08, based on the guidance of 10% to 13%. So, it looks like you’re roughly in line, corresponds in line with the guidance for the second half, which you guys are baking in.
Now, if you look at it in an upside of fiscal ‘09, this long a term, do you think you can accelerate the growth rate for Moldflow from the 10% to 13% to something perhaps in fiscal ‘010? And when do you — and do you expect that is this going to be more of a distribution model, or is it still going to be direct sales, because one of the things about Autodesk has been the (inaudible) acquisitions you guys have been able to buy, and these technologies are just able to scale it and accelerate the growth rate. So, given the fact that most the business coming from direct sales and it’s a higher ASP product, how do you plan to accomplish that, and if you can just give us some color there?
Carl Bass — Autodesk — President and CEO
Yes, sure.
Well, we expect to be able to raise the growth rate beyond that on all the acquisitions of this kind, as you pointed out, that is absolutely our intention, is to be able to raise the growth rates. In this case, I think we also pointed out there are things we can do that we believe will raise the operating margins. So, we think we can accelerate the growth rate and raise the earnings growth.
I think one of the major ways we’ve always been able to do this is by greater distribution. So, it’s — you may even see ASPs come down or re-jiggering of the product line. But, what we would expect to do is have greater reach in distribution and have more volume in these products. We think there are ways to get into our current portfolio to put it together with the existing products, as well as just to reach out to more customers than Moldflow may have been able to do on their own.
So, when you look at it over time, this is not that dissimilar than what I would say about, let’s say, our Alias acquisition. Again, it came into our business with modest growth rates, modest profitability, and was primarily a direct sales business certainly on the manufacturing side. And we were able to turn that into a faster growing, much more profitable, and one that is sold through our channel partners. As a matter of fact, we believe strongly in this ability to be able to democratize. I’ve already gotten notes from resellers about their interest in this product, particularly our manufacturing resellers who are in this market know Moldflow. Moldflow has a great reputation and a great brand, and they look forward to the opportunity.

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
As we talked about last week, what we need to do is be disciplined in our approach to this, to make sure, as we go to democratize it and bring it to volume, we do it in a way that’s the most profitable for our resellers and makes the most sense for our customers. But, that’s fully the intention.
Vic Chermani — Lehman Brothers — Analyst
But, just to follow up on that, so would you — do we expect — actually, first of all, if you can just give us some color as to how many direct sales reps Moldflow has? And then, over time, would you expect then, as this gets merged into distribution, you’ll also get cost synergies, and that’s one of the reasons you get better operating margins as this becomes more indirect over time?
And lastly, in terms of accelerating the growth rate from beyond the 10% to 13% that Moldflow has been showing, is it fair to say that you guys can get in the teens in ‘010 or above? And the last question is who does Moldflow compete with particularly?
Carl Bass — Autodesk — President and CEO
So, let me take you — if I can get them all, and if I got them all right.
Vic Chermani — Lehman Brothers — Analyst
I’ll repeat them if you didn’t.
Carl Bass — Autodesk — President and CEO
Okay. So, first — so, yes, we can try to get it.
So, first thing is we don’t really give out numbers of sales reps for any of our products, direct, indirect. We gave you a little color commentary last week about this. But, the thing I would say is what we’re also excited about, as we outlined last week, we talked a lot about computer integrated manufacturing. And so, rather than reduce Moldflow’s direct sales force, we would combine it with our direct sales reps to manufacturing, and then, hopefully over time, increase what they carry in their portfolio. Since we believe Moldflow is a critical but not the only piece of computer integrated manufacturing, we would be looking more to expand what they carry in their portfolio since they are experts in bringing products to the manufacturing part of the market.
Profitability, as we often talk about, is really driven by volume. And over time, indirect distribution is part of that. But, the primary driver to think about is volume. And so, our challenge in all of these is how do we make these products easy enough to use, easy enough to deploy, widely desirable, and bring them to a volume market. And in our assessment, we believe this technology is key for doing that, and we’re at the right time in the market to do it. So, the way we will get there is by driving more volume in this.
Was there another question there, Vic?
Vic Chermani — Lehman Brothers — Analyst
Yes, competition. Who does Moldflow compete with?
Carl Bass — Autodesk — President and CEO
Well, let me defer to Roland on competition.
Roland Thomas — Moldflow — President and CEO
Thanks, Carl.

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Yes. Well, Moldflow is the clear leader in the plastics-focused space, but we do compete with many companies engaged in selling software solutions to companies involved in product development manufacturing. Often, it’s not a product competition on a direct one-to-one capability basis, but looking at alternative applications that are all focused on manufacturing optimization.
Vic Chermani — Lehman Brothers — Analyst
And also, Carl, can you — another question I had earlier was that just — is it fair to say, like, in ‘010 and beyond, the growth rate for Moldflow would be in the teens? Is that something that is unreasonable to assume, going forward, based on how you see it today, given the scale?
Carl Bass — Autodesk — President and CEO
What I would say is we don’t generally give growth rates beyond that except on a composite basis. But, I think it’s fair to assume, when we look at new technologies that we’re bringing into our broader distribution network, we’re very much expecting growth rates that go beyond that. And if you look at most of our new products, they have growth rates that exceed 20% or 25%, and that — and whether you look back at Alias or Revit or any number of those technologies that we’ve acquired and brought in-house, that is clearly what we expect, and the reason why we’ve purchased this technology.
Vic Chermani — Lehman Brothers — Analyst
Great. Thank you.
Carl Bass — Autodesk — President and CEO
You’re welcome.
Operator
(OPERATOR INSTRUCTIONS.)
Andrew Matorin with Bear Stearns.
Andrew Matorin — Bear Stearns — Analyst
Thank you.
Roland, maybe a question for you at first. What percentage of the sales that you alluded to are at the high end, kind of the ASPs of $30,000 and $50,000 range versus the lower end solutions?
Roland Thomas — Moldflow — President and CEO
Obviously I’m talking from a purely historical basis. So, it’s typically 75% of the high end and 25% of the low end. It moves around. It’s not a fixed number. And the — it can depend on any particular period. But, it’s in and around that number, sort of perspective.
Andrew Matorin — Bear Stearns — Analyst
Okay.
And Carl, you kind of alluded to, perhaps, some changes in the pricing strategy with respect to these solution sets. Given that most of your solutions are clearly not priced at this high-end kind of level, how do you see that fitting into kind of your channel strategy, and how would you look at pricing these products, going forward?

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Carl Bass — Autodesk — President and CEO
So, a couple things, Andrew.
I mean, first of all, I mean, Roland’s been talking about transaction value. And, you know, we generally don’t refer to transaction value. We talk about ASPs of an individual product. If you looked at how they were bundled together and three sold into a site, three or 30 or a transaction value is much, much higher than any of the numbers we usually refer to.
So, I think you have to separate transactions and the number of seats sold at a time versus the actual ASPs.
I think what we’ve demonstrated over time is that, while there’s a good reason to keep certain of the products at high prices in some of these product lines we acquire, that one of the keys to democratizing the technology is a lower price point. And we intend to do that with appropriate bundling of functionality, combining it with other things in our product portfolio. And I think you’ll see it in the appropriate range prices that both us and our resellers are comfortable selling.
While I’m on it, I’d just remind you that, even though we are primarily a channel business and is the way people think about us, we do do about 15% of our business through direct sales. And so, in a year like this, that’s almost $400 million that we do through direct sales. So, it’s not an insignificant thing. And when you look at this, just one clarifying point, this is a relatively small transaction for a company of our size. And so, while we’ll add to our direct sales capability, most of those ratios, like most of our business, will continue to go through there. And as this evolves over time in our path to volume framework, it will be distributed more and more through distribution.
Andrew Matorin — Bear Stearns — Analyst
Sure. Well, small for a company your size, but the largest deal you’ve done since the Discreet deal of ‘99, I think, as far as deal size, if I’m not mistaken.
But, it does seem like a fairly expensive deal. And so, to that end, certainly in comparison to other deals that you’ve done and just in — just generally relative to other deals that we’ve seen done in software in the engineering space. Well, recently it seems relatively expensive. And so, why the desire to pay such a premium? Why the desire to do it now? Why do you feel like you need to own this technology today?
Carl Bass — Autodesk — President and CEO
So, a couple things.
So, the first thing I would say, you know, if you look at just on the relative size, if you look back to when we did the Discreet deal in 1999, we were probably less than a third of the size that we are today, so — just to put it into perspective.
Andrew Matorin — Bear Stearns — Analyst
Sure.
Carl Bass — Autodesk — President and CEO
So, the Discreet deal, relative to the size of Autodesk in 1999, was a much, much larger transaction than this.
Andrew Matorin — Bear Stearns — Analyst
Okay, Alias in ‘06. How’s that? That was too ...
Carl Bass — Autodesk — President and CEO

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Yes. I mean, I think Alias in ‘06 is a very fair comparison. I think it’s important what we did with Alias. It certainly wasn’t make or break for the company. I’m proud of the track record we had with Alias and how it succeeded, but it was what it was.
I think when you look at the valuation, I mean, one thing to consider is Moldflow is a public company. Its value is set by the public market, and if you do the math on it, it’s slightly over three times revenues, where — I think that’s what you can expect for a reasonably growing, reasonably profitable software company. I mean, I don’t think that’s an unreasonable price by any measure. And I think when you realize its market position and its market leading technology, and the importance of plastics in manufacturing, going forward, we felt this was a fair price. And it was also a price at which we could get the deal done.
To your question about whether or not we could have done this later, it’s not clear that we would ever have an opportunity later to buy it at this price. And the business is continued to perform better and better, and the price has been rising. And so, it’s not obvious to me that there would be another opportunity later to buy this for less.
Andrew Matorin — Bear Stearns — Analyst
Sure. I mean, in recent years I guess Moldflow has been relatively stable from a revenue perspective. It hasn’t really grown much until kind of the last 12, 18 months where it seems to have picked up some.
Roland, perhaps you could talk to what drove that incremental growth there, and give some visibility as to why that’s sustainable or what’s going to drive that, going forward.
Roland Thomas — Moldflow — President and CEO
Certainly happy to talk about the path.
If you look back over the last few years, there’s a couple of things that have to be considered. Firstly, for most of — if you’re talking about the last four or five years, most of that time we had two separate lines of business. One was a product line that addressed issues that actually relate to the implementation on the shop floor, the factory floor, and the other was our core design simulations business. And about a year ago, we divested the shop floor business and became, once again, a pure computer-aided engineering simulation business.
And so, when we look at — we go back and look at the growth of that business, that’s been relatively steady for a number of years, some years higher or lower, but its historical growth organically has been in the kind of range that we’ve spoken about for guidance this year. And as I said, some years a little higher, some years a little lower, but that’s been, on average, about what it’s been.
The underlying thing that’s growing, that’s driving the growth rate is twofold. One has been the greater use of plastics in more and more of our daily life. You can’t look around and not — and see things — you can’t look at any room and not see plastics affecting what you do, and they’re getting more and more complex. The complexity itself helps because it drives the greater need for the solutions that we have.
And the other is really what Carl’s been talking about, which is the changing way people need to perform their design functions, driving greater [C] count.
Andrew Matorin — Bear Stearns — Analyst
Where’s your engineering staff located in?
Roland Thomas — Moldflow — President and CEO
We have engineering staff in several locations throughout the world.
Andrew Matorin — Bear Stearns — Analyst

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Carl, what’s your expectation with kind of all the facilities of Moldflow, as part of this integration process? Are you going to try to consolidate people into Autodesk locations, or do you continue to hold these facilities?
Carl Bass — Autodesk — President and CEO
I mean, the larger locations that Moldflow has we will leave there. As you know, we’re a relatively distributed company. There are a number of locations where we both have offices there, and we’d clearly look to combine those offices in the same location.
But, facilities is not a driving thing for this. Our focus is really on ensuring that we grow the business and we grow the profitability of the business, and we’ll take advantage of the synergies. And we do believe there are significant synergies that will be derived over time from this.
As you can imagine, the costs of being a public company when you have $60 million in revenue is quite significant, as well as when you have to reach a global engineering market. And so, I think there are a number of opportunities that just come from the scale of our business, that we’ll be able to deal with. But, I don’t expect any great changes as a result of facilities. Hopefully there’ll just be some convenient merging in places where we have overlap.
David Gennarelli — Autodesk — Director, IR
Operator, could you limit the questions, and that way we can get to more participants?
Andrew Matorin — Bear Stearns — Analyst
Yes, last question, just to clarify. You said that it’s going to be funded out of cash from the balance sheet?
Carl Bass — Autodesk — President and CEO
Yes.
Andrew Matorin — Bear Stearns — Analyst
Okay. Thanks.
Operator
Barbara Coffey with Kaufman. Please proceed.
Barbara Coffey — Kaufman — Analyst
Yes, good afternoon. I really just have two questions.
One is can you tell me, is there a profile of verticals into which Moldflow sells today? Is there a predominance of any in particular? And once it’s part of Autodesk, do you see that profile changing much?
Carl Bass — Autodesk — President and CEO
So, maybe, Roland, do you want to just take where — which verticals the plastics are used in and cover that?
Roland Thomas — Moldflow — President and CEO

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Yes, absolutely.
We sell into quite a range of verticals, and part of it’s just by thinking about where you see plastic parts, and it pretty well affects most industries. So, the electronics industry is significant to us. Consumer products, the automotive industry, medical industry as well, and also the raw material industry is important to us. So, it covers a fairly wide spectrum, and at two levels. I mean, we sell into the OEM and into the supply chain of most of those industries.
Barbara Coffey — Kaufman — Analyst
And will that remain the same as you are increasingly part of Autodesk, or is — are there markets yet untapped that you see you can apply the technology to?
Carl Bass — Autodesk — President and CEO
I think it will continue in the short-term. It will continue on that path. I think where we really see places to expand will be more on a geographic basis, and as you see the role of plastics expand into other markets, which we’re seeing nowadays. I think you’ll see more use there. Think things like aerospace and some of the industrial machinery, and so there will be more areas where you see it. But, as the market leader, we’re really going to follow where plastic is being used.
Barbara Coffey — Kaufman — Analyst
Thank you.
Carl Bass — Autodesk — President and CEO
You’re welcome.
Operator
Jay Vleeschhouwer with Merrill Lynch.
Woo Jin Ho — Merrill Lynch — Analyst
Hi, Carl, just one more follow-up for me.
It looks like you’re broadening your footprint into the (inaudible) prototyping solution. This acquisition and your earlier acquisition of PlassoTech. Is there a relationship between these two acquisitions? And secondly, what are the product integration synergies, and are there any other product and sales synergies through Moldflow?
Carl Bass — Autodesk — President and CEO
So, I would say, if you look at this, this is right in the sweet spot of what we talk about with digital prototyping. We’ve talked about how people have moved from 2D to 3D design, and now using models to do visualization simulation and analysis. This is an important part of it. When you look at the whole process from design to manufacturing, this also fills in more of the manufacturing.
So, I think it’s a perfect part to add to what we’ve talked about with digital prototyping. When you get to the next question of the interoperability and the workflows are there, I think it’s very important to be able to go from design tools to be able — to making molds, which eventually make the parts. And doing that in the most effective and efficient way and making sure those workflows are seamless is really where we aim to do this.
Moldflow has done much of this as a standalone company. I think there are other things that we can do to bring to bear on the problem of making sure that people can get from one end to the other. So, we see this as totally congruent with our digital prototyping strategy.

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call
Woo Jin Ho — Merrill Lynch — Analyst
Thank you.
Carl Bass — Autodesk — President and CEO
You’re welcome.
Operator
Vic Chermani with Lehman Brothers.
Vic Chermani — Lehman Brothers — Analyst
Carl, my questions have been answered by — since I asked the previous questions. So, thanks.
Carl Bass — Autodesk — President and CEO
Oh, no problem, Vic.
Operator
With no further questions in the queue, I’d like to turn the call over to Mr. David Gennarelli for closing remarks.
David Gennarelli — Autodesk — Director, IR
That concludes our conference call for today. If you have any further questions, you can reach me on my direct line at 415-507-6033. Thanks for joining us.
Carl Bass — Autodesk — President and CEO
Thank you.
Roland Thomas — Moldflow — President and CEO
Thank you.
Operator
Thank you for your participation in today’s conference. This does conclude your presentation. You may now disconnect. Have a good day.

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Final Transcript
May. 01. 2008 / 2:00PM PT, ADSK — Autodesk to Acquire Moldflow Conference Call

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* * *
Additional Information
     The tender offer for the outstanding common stock of Moldflow Corporation has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Moldflow common stock will be made only pursuant to an offer to purchase and related materials that Autodesk intends to file with the SEC on Schedule TO. Moldflow also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Moldflow stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Moldflow stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at http://www.sec.gov, from Autodesk (with respect to documents filed by Autodesk with the SEC), or from Moldflow (with respect to documents filed by Moldflow with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
Safe Harbor for Forward-Looking Statements
     Statements in this document may contain, in addition to historical information, certain forward-looking statements . All statements included in this document concerning activities, events or developments that Autodesk, Inc. and Moldflow Corporation expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions, and that Moldflow Corporation’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Moldflow Corporation’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.